UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20140013

DIVISION OF
CORPORATION FINANCE

January 6, 2014

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Mattel, Inc.
Incoming letter dated December 13, 2013

Dear Ms. Ising:

This is in response to your letter dated December 13, 2013 concerning the shareholder proposal submitted to Mattel by John Chevedden. We also have received letters from the proponent dated January 2, 2014 and January 5, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mattel, Inc.
Incoming letter dated December 13, 2013

The proposal requests that the board adopt a policy, and amend other governing documents as necessary to reflect that policy, to require the chair of the board of directors to be an independent member of the board.

We are unable to concur in your view that Mattel may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the proposal or the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Mattel may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Mattel, Inc. (MAT)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 13, 2013 no action request by proxy.

The company's proxy failed to address *Starbucks Corporation* (December 23, 2013) and *The Walt Disney Company* (December 6, 2013).

The company's proxy did not provide any copies of the GMI report that its bullet-claims on page 3 are based on.

The letter to Forest Laboratories by Mellissa Campbell Duru, Special Counsel, Office of Mergers and Acquisitions, on August 2, 2011 stated, "Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the *disclosures they have made*." (emphasis added)

This rule 14a-8 proposal is not asking shareholders to vote on a merger or acquisition. This rule 14a-8 proposal does not claim to be a repetition of company disclosures.

The company's proxy gratuitously compares GMI data to data from a website that is not operational.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Andrew Paalborg <Andrew.Paalborg@Mattel.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 2, 2014

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Mattel, Inc. (MAT)
Independent Board Chairman
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 13, 2013 no action request by proxy.

The company fails to give one specific example of proposal text it takes issue with.

While the company argument is very demanding of shareholder proposal text the company fails to note that proponents have virtually no recourse to have false and/or misleading text omitted from management opposition statements to shareholder proposals and companies take advantage of this.

Neither the company nor its proxy provided one example of any company being required to change or omit text from a management opposition statement to a shareholder proposal and together they have experience with hundreds of management opposition statements.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2014 proxy.

Sincerely,

John Chevedden

cc: Andrew Paalborg <Andrew.Paalborg@Mattel.com>

[MAT: Rule 14a-8 Proposal, November 10, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is also our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is more important for Mattel than for many other companies because our Lead Director, Christopher Sinclair had 17-years long-tenure which detracts from his independence. There are few major companies who have a Lead Director with more than 17-years tenure.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated Mattel's executive pay a D – $17 million for Bryan Stockton and shareholders faced a potential 14% stock dilution. Michael Dolan chaired our executive pay committee. Unvested equity pay would not lapse upon CEO termination. Mattel had not linked environmental or social performance to its current incentive pay policies.

Additional concerns included that not one audit committee member had substantial industry knowledge and not one independent director had expertise in risk management. There were forensic accounting ratios related to expense recognition that had extreme values either relative to industry peers or to our company's own history. GMI rated Mattel as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 91% of companies.

Mattel was not a signatory of the UN Global Compact, a commonly employed global standard for achieving and maintaining more effective sustainability practices. In the area of workplace safety Mattel had not implemented OSHAS 18001 as its occupational health and safety management system.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

Client: 58025-00153

December 13, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Mattel, Inc.*
Stockholder Proposal of John Chevedden
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Mattel, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

The Proponent submitted the Proposal on November 10, 2013. The Proposal, which requests the adoption of a policy requiring an independent Chairman of the Board, is attached hereto as Exhibit A. Because the Proposal contained various references to information reported by GMI Ratings—an external source that is not publicly available—the Company sent a deficiency notice to the Proponent on November 21, 2013 (the "Deficiency Notice"). *See* Exhibit B. In the Deficiency Notice, the Company stated:

> We note that the [S]upporting [S]tatement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the [S]upporting [S]tatement in a false and misleading manner, you should provide us a copy of the referenced GMI Ratings report.

The Proponent did not provide the Company with a copy of the source document(s) for the statements he attributes to GMI Ratings. *See* Exhibit C.

GMI Ratings' reports on companies are not publicly available, and based on a review of the GMI Ratings website, it is impossible to determine what data source or type of report the Proposal purports to be quoting.[1] For example, the GMI Ratings website states that one of its products, the GMI Analyst service, is a web-based platform advertised as providing company-specific research, ratings and risk analytical tools with respect to topics such as "corporate environmental impacts," "litigation and financial-distress risk" and "peer-group analysis." GMI Ratings states that the GMI Analyst website is subject to "daily and weekly updates, quarterly ratings reviews and event-driven analysis" and claims that the website offers more comprehensive data than is provided by other GMI Ratings resources, such as GMI Analyst Compliance reports or ESG and AGR reports. Thus, without being provided the source document(s) by the Proponent, the Company and the stockholders have no way of verifying to what GMI Ratings source(s) the statements in the Supporting Statement are

---

1 The GMI Ratings website (http://www3.gmiratings.com/home/) contains links to resources such as ESG Analytics, AGR Analytics, various "products" that include GMI Analyst, Forensic Alpha Model, GMI Compliance, Global LeaderBoard, and Custom Research. Many of the resources are subject to regular updates. None of these reports is available to the companies that GMI Ratings is reporting on without a paid subscription. Instead, we understand that upon request GMI Ratings will provide companies that are not subscribers with only one complimentary "overview copy" of GMI Ratings' "ESG" and "AGR" reports once every twelve months.

attributable, whether those statements are accurately repeated in the Supporting Statement or are taken out of context, or whether the GMI Ratings statements have been updated or are out of date.

After receiving the Proposal, the Company contacted GMI Ratings to request a current copy of its GMI Ratings reports. Because GMI Ratings provided the Company with an overview copy of its reports in May 2013 (after the Company had pointed out erroneous information in GMI's previous reports), a GMI Ratings representative declined to provide an updated version. She instead stated in an email that "ratings are dynamic, and continue to be adjusted as events impact a company's level of risk. I have asked my colleague . . . to contact [the Company] with information about subscribing for ongoing access to the research."

Moreover, the information in the Proposal's Supporting Statement does not match the information in the May 2013 reports. For example:

- The Supporting Statement leads into its discussion of GMI Ratings by asserting that the Proposal should be "more favorably evaluated due to [the] Company's clearly improvable environmental, social and corporate governance performance as reported in 2013." However, the ESG report that the Company obtained gives the Company a "Global" ESG Rating of A, a "Home Market" ESG Rating of A and a "Sector" ESG Rating of B.

- The Company's report also gives the Company "Global," "Home Market" and "Sector" Governance Ratings of B, A and B, respectively. These favorable ratings are at odds with the Supporting Statement's references to "concerns" regarding the Company's corporate governance and with its assertion that the Company has a "higher accounting and governance risk than 91% of companies."

- While the Supporting Statement asserts that "GMI Ratings . . . rated Mattel's executive pay a D," the GMI ESG report actually rates Mattel's pay with a B.

- The Supporting Statement asserts that "[a]dditional concerns included that not one audit committee member had substantial industry knowledge and not one independent director had expertise in risk management." These assertions, while presented in a way that suggests that they are attributable to GMI Ratings, are not included in the GMI reports.

The above misstatements demonstrate the false and misleading nature of the statements in the Proposal's Supporting Statement.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Supporting Statement contains unsubstantiated and misleading references to non-public materials that the Proponent has not made available to the Company for evaluation.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Supporting Statement Contains Unsubstantiated And Misleading References To Non-Public Materials That The Proponent Has Not Made Available To The Company For Evaluation.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." As noted in Staff Legal Bulletin No. 14B (Sept. 15, 2004), Rule 14a-8(i)(3) explicitly encompasses the supporting statement as well as the proposal as a whole.

The Staff has made clear that references in a proposal to external sources can violate the Commission's proxy rules, including Rule 14a-9, and thus can support exclusion pursuant to Rule 14a-8(i)(3). For example, in Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14"), the Staff explained that a proposal's reference to a website is excludable under Rule 14a-8(i)(3):

> 1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?
>
> Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under [R]ule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under [R]ule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant

> to the subject matter of the proposal or otherwise in contravention of the proxy rules.

Likewise, in *Freeport-McMoRan Copper & Gold Inc.* (avail. Feb. 22, 1999), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of newspaper article references contained in the proponent's supporting statement, on the basis that such references were false and misleading under Rule 14a-9.

In making references to external sources, stockholder proponents are subject to the same standards that apply to companies under Rule 14a-9. When a company references external sources that are not publicly available in proxy materials, the Staff generally requires the company to provide copies of the source materials in order to demonstrate that the references do not violate Rule 14a-9. For example, in an August 2, 2011 comment letter to Forest Laboratories, Inc., the Staff commented on the company's definitive additional proxy soliciting materials, which contained a presentation in which statements were attributed to a Jeffries Research report. In evaluating the assertions made in the presentation, the Staff stated:

> Where the basis of support are other documents, such as the Jeffries Research report dated May 16, 2011 or the "Street estimates" to which you cite in the July 28 filing, provide either complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely. Such materials should be marked to highlight the relevant portions or data and should indicate to which statements the material refers.

When the company failed to provide the Jeffries Research materials as requested, the Staff reissued its comments in part, instructing the company either to provide the requested supporting materials to the Staff or to submit an additional filing informing stockholders that the company was unable to provide such support. As the Staff explained in its follow-up letter on August 12, 2011, "[u]ntil such support is provided or filings made, please avoid referencing or making similar unsupported statements in your filings. Refer to Rule 14a-9(a)."

Similarly, in a July 21, 2006 comment letter to H.J. Heinz Company regarding that company's definitive additional proxy materials, the Staff instructed the company to "[p]lease provide us with a copy of the full article of which you quote Nell Minow, dated July 7, 2006." As the Staff further explained:

> We note your inclusion of several quotes from various sources. Please keep in mind that when excerpting disclosure from other sources, such as newspaper

> articles or press reports, ensure that that [*sic*] you properly quote and describe the context in which the disclosure has been made so that its meaning is clear and unchanged. Where you have not already provided us with copies of the materials, please do so, so that we can appreciate the context in which the quote appears. Also, please confirm your understanding that referring to another person's statements does not insulate you from the applicability of Rule 14a-9. In this regard and consistent with prior comments, please ensure that a reasonable basis for each opinion or belief exists and refrain from making any insupportable statements.

Likewise, in the stockholder proposal context, the Staff has recently confirmed that stockholder proponents must provide companies with source materials that are not publicly available in order to show that references to those materials do not violate Rule 14a-9. Specifically, in Staff Legal Bulletin No. 14G ("SLB 14G"), the Staff reiterated its position in SLB 14 that website references are excludable under Rule 14a-8(i)(3) and noted that "if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the [S]taff to evaluate whether the website reference may be excluded." SLB 14G further explained that the Staff will not concur that a reference to an external source that is not publicly available may be excluded "if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website." *See also The Charles Schwab Corp.* (avail. Mar. 7, 2012) (Staff did not concur in the exclusion of a website address from the text of a stockholder proposal, noting that "the proponent has provided [the company] with the information that would be included on the website"); *Wells Fargo & Co.* (avail. Mar. 7, 2012) (same); *The Western Union Co.* (avail. Mar. 7, 2012) (same).

Here, the Supporting Statement contains three paragraphs that reference information purportedly reported by GMI Ratings, an external source that is not publicly available. As noted above, that information may be reported on a GMI subscription-based website (the "GMI Analyst" site) or may otherwise be in a GMI Ratings report. The statements are exactly the type of references that, in Staff comment letters issued to companies, implicate Rule 14a-9, because the statements on their face are objectively false and misleading and appear to be taken out of context or presented in a way that could materially alter their meaning. Moreover, while the Supporting Statement expressly attributes a number of its assertions to GMI Ratings, other statements in the three paragraphs are not explicitly attributed to GMI Ratings but instead are presented in a way that suggests that they are attributable to GMI Ratings,[2] highlighting the need to be able to verify whether the Supporting Statement is misleadingly presenting the Proponent's own views in a way that makes them appear to be attributable to GMI Ratings, which the Proponent touts as "an independent investment research firm."

As is the case with references to non-operational websites, the Proponent cannot circumvent scrutiny of references to an external, unavailable source by withholding the materials necessary to evaluate the statements for compliance with Rule 14a-9. *See* SLB 14G. There is no basis or reason for distinguishing between supporting statements that refer stockholders to an external website and supporting statements that reference and purport to attribute statements to a non-public report or non-public website. As contemplated by SLB 14G, the Company's Deficiency Notice specifically requested a copy of the GMI Ratings report that the Supporting Statement purports to summarize, so that the Company could "verify that the referenced statements are attributable to GMI Ratings and are not being presented in the [S]upporting [S]tatement in a false and misleading manner." Absent access to such materials, the Company can neither "assess the context of the information upon which [the Proponent] rel[ies]," *see Forest Laboratories, Inc.* (avail. Aug. 2, 2011), nor "appreciate the context in which the quote[s] appear[]," *see H.J. Heinz Co.* (avail. July 21, 2006). Therefore, as indicated by SLB 14G, and consistent with the Staff's application of Rule 14a-9 to similar references in both *Forest Laboratories* and *H.J. Heinz*, the Proponent's failure to provide such materials is incompatible with the Commission's proxy rules and justifies exclusion under Rule 14a-8(i)(3).

The Supporting Statement contains numerous statements that it attributes to an external source that the Proponent has not made available to the Company for evaluation and the Supporting Statement claims that the statements are relevant so that stockholders can "more favorably evaluate[]" the Proposal. Because the Proponent failed to provide the Company with the referenced materials, consistent with SLB 14G, the Proposal is materially false and misleading in violation of Rule 14a-9 and therefore may be excluded in its entirety under Rule 14a-8(i)(3). In the alternative, if the Staff is unable to concur that the entire Proposal can be excluded, we believe the Proponent must, at the very least, revise the Supporting Statement to remove all paragraphs that refer to and appear to be attributable to GMI

---

[2] For example, in the fifth paragraph (the first paragraph referring to GMI Ratings), the first sentence is expressly attributed to GMI Ratings, while the other sentences appear to be, but are not expressly, attributed to GMI Ratings. Similarly, the last sentence of the sixth paragraph is expressly attributed to GMI Ratings, while the first two sentences are not expressly attributed to GMI Ratings. The seventh paragraph appears to be a continuation of the discussion in the fifth and sixth paragraphs, but the seventh paragraph does not directly reference GMI Ratings.

Ratings. *See Amoco Corp.* (avail. Jan. 23, 1986) (Staff concurred in the omission of certain portions of a proposal that alleged "anti-stockholder abuses," where no such abuses existed).

CONCLUSION

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Andrew M. Paalborg, the Company's Vice President, Assistant General Counsel and Assistant Secretary, at (310) 252-2130.

Sincerely,

Elizabeth A. Ising/SUR

Elizabeth A. Ising

Enclosures

cc: Andrew M. Paalborg, Mattel, Inc.
John Chevedden

EXHIBIT A

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, November 10, 2013 9:54 AM
To: Normile, Bob
Subject: Rule 14a-8 Proposal (MAT)``

Mr. Normile,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Bryan G. Stockton
Chairman
Mattel, Inc. (MAT)
333 Continental Blvd.
El Segundo, CA 90245
PH: 310-252-2000
FX: 310-252-2180

Dear Mr. Stockton,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** (at)
** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

November 10, 2013
Date

cc: Robert Normile <Robert.Normile@mattel.com>
Corporate Secretary
PH: 310-252-3615
FX: 310-252-2567

[MAT: Rule 14a-8 Proposal, November 10, 2013]

Proposal 4* – Independent Board Chairman

RESOLVED: Shareholders request that our Board of Directors to adopt a policy, and amend other governing documents as necessary to reflect this policy, to require the Chair of our Board of Directors to be an independent member of our Board. This independence requirement shall apply prospectively so as not to violate any contractual obligation at the time this resolution is adopted. Compliance with this policy is waived if no independent director is available and willing to serve as Chair. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

When our CEO is also our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This topic is more import for Mattel than many other companies because our Lead Director, Christopher Sinclair had 17-years long-tenure which detracts from his independence. There are few major companies who have a Lead Director with more than 17-years tenure.

This proposal should also be more favorably evaluated due to our Company's clearly improvable environmental, social and corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, rated Mattel's executive pay a D – $17 million for Bryan Stockton and shareholders faced a potential 14% stock dilution. Michael Dolan chaired our executive pay committee. Unvested equity pay would not lapse upon CEO termination. Mattel had not linked environmental or social performance to its current incentive pay policies.

Additional concerns included that not one audit committee member had substantial industry knowledge and not one independent director had expertise in risk management. There were forensic accounting ratios related to expense recognition that had extreme values either relative to industry peers or to our company's own history. GMI rated Mattel as having Very Aggressive Accounting & Governance Risk indicating higher accounting and governance risk than 91% of companies.

Mattel was not a signatory of the UN Global Compact, a commonly employed global standard for achieving and maintaining more effective sustainability practices. In the area of workplace safety Mattel had not implemented OSHAS 18001 as its occupational health and safety management system.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication simply based on its own reasoning, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Personal Investing P.O. Box 770001
Cincinnati, OH 45277 0045

Fidelity INVESTMENTS

NOV 12 2013

Post-it® Fax Note 7671	Date 11-12-13 # of pages ▸
To Robert Normile	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 310-252-2567	Fax #

November 12, 2013

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that according to our records Mr. Chevedden has continuously owned no fewer than 100 shares of Autonation, Inc. (CUSIP: 05329W102, trading symbol: AN), no fewer than 100 shares of Mattel, Inc. (CUSIP: 577081102, trading symbol: MAT), no fewer than 100 shares of OGE Energy Corp. (CUSIP: 670837103, trading symbol: OGE), no fewer than 100 shares of the Boeing Company (CUSIP: 097023105, trading symbol: BA) and no fewer than 60 shares of Norfolk Southern Corporation (CUSIP: 655844108, trading symbol: NSC) since September 1, 2012.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W958720-11NOV13

EXHIBIT B

MATTEL, INC.

Andrew M. Paalborg
Vice President,
Assistant General Counsel, and
Assistant Secretary - Corporate/Securities
Law Department

November 21, 2013

VIA EMAIL AND OVERNIGHT MAIL

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Mattel, Inc. (the "Company"), which received on November 10, 2013, your stockholder proposal entitled "Proposal 4* - Independent Board Chairman" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Stockholders (the "Proposal").

We note that the supporting statement accompanying the Proposal purports to summarize statements from a report by GMI Ratings that is not publicly available. In order that we can verify that the referenced statements are attributable to GMI Ratings and are not being presented in the supporting statement in a false and misleading manner, you should provide us a copy of the referenced GMI Ratings report.

Please address your response to me at 333 Continental Blvd., M1-1518, El Segundo, CA 90245. Alternatively, you may transmit any response by email to me at andrew.paalborg@mattel.com.

If you have any questions with respect to the foregoing, please contact me at (310) 252-2130.

Sincerely,

Andrew M. Paalborg
Vice President, Assistant General Counsel
and Assistant Secretary

ANDREW.PAALBORG@MATTEL.COM P 310-252-2130 F 310-252-2567
333 CONTINENTAL BOULEVARD EL SEGUNDO, CALIFORNIA 90245

EXHIBIT C

From: Paalborg, Andrew [mailto:Andrew.Paalborg@Mattel.com]
Sent: Saturday, November 23, 2013 6:12 PM
To: *** FISMA & OMB Memorandum M-07-16 ***
Subject: RE: John Chevedden Rule 14a-8 Proposal (MAT)

Mr. Chevedden:

Thank you for your email. I clicked on the link you provided and have asked GMI to send me a complimentary copy of Mattel's ratings.

Best regards,

Andrew M. ("Drew") Paalborg
Vice President, Assistant General Counsel & Assistant Secretary –
Corporate & Securities Law
Mattel, Inc.
El Segundo, CA

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 22, 2013 10:28 PM
To: Paalborg, Andrew
Subject: Rule 14a-8 Proposal (MAT) gmi`

Mr. Paalborg,
I hope this is useful in regard to GMI.
Sincerely,
John Chevedden

With regard to complimentary reports, we provide corporate issuers with 1 complimentary overview copy of our ESG and AGR reports for their company every 12-months upon request. The request must come directly from the corporation and we will only provide complimentary copies directly to corporate issuers, not their outside counsel. Corporate issuers interested in requesting a complimentary copy should be directed here: http://www3.gmiratings.com/home/contact-us/company-rating/

<http://www3.gmiratings.com/home/contact-us/company-rating/>

We always encourage corporate issuers and law firms to utilize one of our subscription options to GMI Analyst so they can efficiently monitor ESG and AGR data, events, ratings (the ratings are subject to change monthly and quarterly, respectively), and Key Metrics throughout the year. We have approximately 100 corporate issuers who subscribe to GMI Analyst and we work with many law firms (either within the law libraries or at the associate level) who utilize GMI Analyst as a ESG and forensic-accounting risk research product.